UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e) OF
THE SECURITIES EXCHANGE ACT OF 1934

SURREY BANCORP
(Name of the Issuer)

SURREY BANCORP
(Name of Person(s) Filing Statement)

Common Stock, no par value per share
(Title of Class of Securities)

86888W105
(CUSIP Number of Class of Securities)

Edward C. Ashby, III
145 North Renfro Street
Mount Airy, North Carolina 27030
(336) 783-3900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

Copy to:

Iain MacSween, Esq.
Brooks, Pierce, McLendon, Humphrey & Leonard, L.L.P.
230 N. Elm Street, 2000 Renaissance Plaza
Greensboro, North Carolina 24701
(336) 373-8850

This statement is filed in connection with (check the appropriate box):

☑ a.   The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
☐ b.	The filing of a registration statement under the Securities Act of 1933.
☐ c	A tender offer.
☐ d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☑
Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$1,312,230	$133

*	For purposes of calculation of fee only, this amount is based on 102,920 shares (the number of shares of common stock of the Issuer to be converted into Class A common stock or repurchased in the proposed Reclassification) multiplied by $12.75, the Cash Election price.

**	Determined pursuant to Rule 0-11(b) by multiplying $1,312,230 by 0.0001007.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction or passed upon the adequacy or accuracy of the disclosure in this document. Any representation to the contrary is a criminal offense.

INTRODUCTION

This Rule 13e-3 Transaction Statement on Schedule 13E-3 is being filed by Surrey Bancorp, a North Carolina corporation, pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 13e-3 thereunder. We are proposing that our shareholders adopt an amendment to our articles of incorporation, which provides for the creation of a new class of capital stock, Class A common stock, and the reclassification of each share of common stock held by holders of less than 300 shares of common stock into a share of Class A common stock; provided, however, that holders of less than 300 shares of common stock may elect to receive $12.75 for each share of common stock held by them rather than receiving shares of Class A common stock. Our shareholders of record who hold 300 or more shares of common stock prior to the reclassification will continue to hold the same number of shares of common stock following the reclassification. The effect of the reclassification will be to reduce the number of shareholders of record of common stock to less than 1,200, which will allow us to terminate our reporting obligations.

This Schedule 13E-3 is being filed with the Securities and Exchange Commission concurrently with a preliminary proxy statement filed by Surrey Bancorp pursuant to Regulation 14A under the Exchange Act, pursuant to which the holders of the common stock will be given notice of the annual meeting at which they will be asked to approve the reclassification, and to transact any other business properly brought before the annual meeting. The proxy statement that is incorporated by reference herein is the proxy statement on Schedule 14A as filed with the Securities and Exchange Commission on March __, 2016, as may be amended.

The information contained in the proxy statement is hereby expressly incorporated herein by reference and the responses to each item are qualified in their entirety by reference to the information contained in the proxy statement. As of the date hereof, the proxy statement is in preliminary form and is subject to completion or amendment. This Schedule 13E-3 will be amended to reflect such completion or amendment of the proxy statement.

All parenthetical references under the various Items contained in this Schedule 13E-3 are references to the corresponding Items contained in Regulation M-A under the Exchange Act.

Item 1.	Summary Term Sheet

Regulation M-A Item 1001

The information set forth in the proxy statement under the captions “QUESTIONS AND ANSWERS ABOUT AND SUMMARY TERMS OF THE RECLASSIFICATION” and “PROPOSAL 1: AMENDMENT TO OUR ARTICLES OF INCORPORATION AND RECLASSIFICATION - Overview of the Reclassification” is hereby incorporated herein by reference.

Item 2.	Subject Company Information

Regulation M-A Item 1002

(a)           Surrey Bancorp, 145 North Renfro Street, Mount Airy, North Carolina 27030, phone number: (336) 783-3900.

(b)           The information set forth in the proxy statement under the caption “DESCRIPTION OF CAPITAL STOCK - Current Capital Stock” is hereby incorporated herein by reference.

(c)           The information set forth in the proxy statement under the caption “MARKET PRICE OF COMMON STOCK AND DIVIDEND INFORMATION - Market for Common Stock” is hereby incorporated herein by reference.

(d)           The information set forth in the proxy statement under the caption “MARKET PRICE OF COMMON STOCK AND DIVIDEND INFORMATION - Dividends” is hereby incorporated herein by reference.

(e)           Not applicable.

(f)            Not applicable.

Item 3.	Identity and Background of Filing Person(s)

Regulation M-A Item 1003

(a)-(c)      See Item 2(a) above. The filing person is the subject company. The name, business address and business telephone number of the subject company is set forth in Item 2(a) above. The information set forth in the proxy statement under the captions “PROPOSAL 2:  ELECTION OF DIRECTORS – Nominees,” “MANAGEMENT OF THE COMPANY - Executive Officers,” and “BENEFICIAL OWNERSHIP OF SECURITIES” is incorporated herein by reference. None of the subject company’s directors, executive officers or other persons deemed to controlling the subject company has been convicted in a criminal proceeding during the past five (5) years (excluding traffic violations or similar misdemeanors) or has been a party to any judicial or administrative proceeding during the past five (5) years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the individual from future violations of, or prohibiting activities subject to, federal or state securities laws, or finding of any violation of federal or state securities laws. Each of the subject company’s directors, executive officers and persons deemed to controlling the subject company is a citizen of the United States. Except as otherwise provided herein, the principal address of each person identified above is 145 North Renfro Street, Mount Airy, North Carolina 27030.

Item 4.	Terms of the Transaction

Regulation M-A Item 1004

(a)           The information set forth in the proxy statement under the captions “QUESTIONS AND ANSWERS ABOUT AND SUMMARY TERMS OF THE RECLASSIFICATION,” and “PROPOSAL 1: AMENDMENT TO OUR ARTICLES OF INCORPORATION AND RECLASSIFICATION - Overview of the Reclassification,” “PROPOSAL 1: AMENDMENT TO OUR ARTICLES OF INCORPORATION AND RECLASSIFICATION - Background of the Reclassification,” “PROPOSAL 1: AMENDMENT TO OUR ARTICLES OF INCORPORATION AND RECLASSIFICATION - Reasons for the Reclassification; Fairness of the Reclassification; Board Recommendation,” “PROPOSAL 1: AMENDMENT TO OUR ARTICLES OF INCORPORATION AND RECLASSIFICATION - Our Position as to the Fairness of the Reclassification,” “PROPOSAL 1: AMENDMENT TO OUR ARTICLES OF INCORPORATION AND RECLASSIFICATION - Purpose and Structure of the Reclassification,” “PROPOSAL 1: AMENDMENT TO OUR ARTICLES OF INCORPORATION AND RECLASSIFICATION - Effects of the Reclassification on the Company,” “PROPOSAL 1: AMENDMENT TO OUR ARTICLES OF INCORPORATION AND RECLASSIFICATION - Effects of the Reclassification on Shareholders of the Company,” “PROPOSAL 1: AMENDMENT TO OUR ARTICLES OF INCORPORATION AND RECLASSIFICATION - Plans or Proposals,” “PROPOSAL 1: AMENDMENT TO OUR ARTICLES OF INCORPORATION AND RECLASSIFICATION - Accounting Treatment,” “AMENDMENT TO OUR ARTICLES OF INCORPORATION AND RECLASSIFICATION - Material Federal Income Tax Consequences of the Reclassification,” and “DESCRIPTION OF CAPITAL STOCK - Class A Common Stock to be Issued if Reclassification Approved,” is hereby incorporated herein by reference.

(c)           The information set forth in the proxy statement under the caption “QUESTIONS AND ANSWERS ABOUT AND SUMMARY TERMS OF THE RECLASSIFICATION” and “PROPOSAL 1: AMENDMENT TO OUR ARTICLES OF INCORPORATION AND RECLASSIFICATION - Effects of the Reclassification on Shareholders of the Company” is hereby incorporated herein by reference.

(d)            The information set forth in the proxy statement under the caption “QUESTIONS AND ANSWERS ABOUT AND SUMMARY TERMS OF THE RECLASSIFICATION” and “PROPOSAL 1: AMENDMENT TO OUR ARTICLES OF INCORPORATION AND RECLASSIFICATION – Appraisal or Dissenters’ Rights” is hereby incorporated herein by reference.

(e)           The information set forth in the proxy statement under the caption “PROPOSAL 1: AMENDMENT TO OUR ARTICLES OF INCORPORATION AND RECLASSIFICATION - Reasons for the Reclassification; Fairness of the Reclassification; Board Recommendation” and “PROPOSAL 1: AMENDMENT TO OUR ARTICLES OF INCORPORATION AND RECLASSIFICATION - Our Position as to the Fairness of the Reclassification” is hereby incorporated herein by reference. Except as otherwise referenced herein, the subject company is making no special provision to grant unaffiliated security holders access to its corporate files; nor is it making any special provision to allow unaffiliated security holders to obtain counsel or appraisal services at the expense of the subject company.

(f)            The information set forth in the proxy statement under the captions “PROPOSAL 1: AMENDMENT TO OUR ARTICLES OF INCORPORATION AND RECLASSIFICATION - Plans or Proposals,” “PROPOSAL 1: AMENDMENT TO OUR ARTICLES OF INCORPORATION AND RECLASSIFICATION - Effects of the Reclassification on Shareholders of the Company,” and “DESCRIPTION OF CAPITAL STOCK - Class A Common Stock to be Issued if Reclassification Approved,” is hereby incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements

Regulation M-A 1005

(a)           The information set forth in the proxy statement under the caption “PROPOSAL 2:  ELECTION OF DIRECTORS - Transactions with Directors and Officers,” is hereby incorporated herein by reference.

(b)-(c)     The information set forth in the proxy statement under the caption “PROPOSAL 1: AMENDMENT TO OUR ARTICLES OF INCORPORATION AND RECLASSIFICATION - Background of the Reclassification” is hereby incorporated by reference.

(e)           Not applicable.

Item 6.	Purposes of the Transaction and Plans or Proposals

Regulation M-A Item 1006

(b)           The information set forth in the proxy statement under the captions “PROPOSAL 1: AMENDMENT TO OUR ARTICLES OF INCORPORATION AND RECLASSIFICATION - Effects of the Reclassification on the Company,” “PROPOSAL 1: AMENDMENT TO OUR ARTICLES OF INCORPORATION AND RECLASSIFICATION - Plans or Proposals,” and “PROPOSAL 1: AMENDMENT TO OUR ARTICLES OF INCORPORATION AND RECLASSIFICATION - Accounting Treatment” is hereby incorporated herein by reference.

(c)           The information set forth in the proxy statement under the captions “QUESTIONS AND ANSWERS ABOUT AND SUMMARY TERMS OF THE RECLASSIFICATION,” “QUESTIONS AND ANSWERS ABOUT THE ANNUAL MEETING,” “PROPOSAL 1: AMENDMENT TO OUR ARTICLES OF INCORPORATION AND RECLASSIFICATION - Background of the Reclassification,” “PROPOSAL 1: AMENDMENT TO OUR ARTICLES OF INCORPORATION AND RECLASSIFICATION - Reasons for the Reclassification; Fairness of the Reclassification; Board Recommendation,” “PROPOSAL 1: AMENDMENT TO OUR ARTICLES OF INCORPORATION AND RECLASSIFICATION - Effects of the Reclassification on the Company,” “PROPOSAL 1: AMENDMENT TO OUR ARTICLES OF INCORPORATION AND RECLASSIFICATION - Plans or Proposals,” and “ AMENDMENT TO OUR ARTICLES OF INCORPORATION AND RECLASSIFICATION - Effects of the Reclassification on Shareholders of the Company” is hereby incorporated herein by reference.

Item 7.	Purposes, Alternatives, Reasons and Effects

Regulation M-A Item 1013

(a)           The information set forth in the proxy statement under the captions “QUESTIONS AND ANSWERS ABOUT AND SUMMARY TERMS OF THE RECLASSIFICATION,” “PROPOSAL 1: AMENDMENT TO OUR ARTICLES OF INCORPORATION AND RECLASSIFICATION - Background of the Reclassification,” “PROPOSAL 1: AMENDMENT TO OUR ARTICLES OF INCORPORATION AND RECLASSIFICATION - Reasons for the Reclassification; Fairness of the Reclassification; Board Recommendation,” “PROPOSAL 1: AMENDMENT TO OUR ARTICLES OF INCORPORATION AND RECLASSIFICATION - Our Position as to the Fairness of the Reclassification,” and “PROPOSAL 1: AMENDMENT TO OUR ARTICLES OF INCORPORATION AND RECLASSIFICATION - Purpose and Structure of the Reclassification” is hereby incorporated herein by reference.

(b)           The information set forth in the proxy statement under the captions “QUESTIONS AND ANSWERS ABOUT AND SUMMARY TERMS OF THE RECLASSIFICATION,” “PROPOSAL 1: AMENDMENT TO OUR ARTICLES OF INCORPORATION AND RECLASSIFICATION - Background of the Reclassification,” “PROPOSAL 1: AMENDMENT TO OUR ARTICLES OF INCORPORATION AND RECLASSIFICATION - Reasons for the Reclassification; Fairness of the Reclassification; Board Recommendation,” “PROPOSAL 1: AMENDMENT TO OUR ARTICLES OF INCORPORATION AND RECLASSIFICATION - Our Position as to the Fairness of the Reclassification,” and “PROPOSAL 1: AMENDMENT TO OUR ARTICLES OF INCORPORATION AND RECLASSIFICATION - Purpose and Structure of the Reclassification” is hereby incorporated herein by reference.

(c)           The information set forth in the proxy statement under the captions “QUESTIONS AND ANSWERS ABOUT AND SUMMARY TERMS OF THE RECLASSIFICATION,” “PROPOSAL 1: AMENDMENT TO OUR ARTICLES OF INCORPORATION AND RECLASSIFICATION - Overview of the Reclassification,” “PROPOSAL 1: AMENDMENT TO OUR ARTICLES OF INCORPORATION AND RECLASSIFICATION - Background of the Reclassification,” “PROPOSAL 1: AMENDMENT TO OUR ARTICLES OF INCORPORATION AND RECLASSIFICATION - Reasons for the Reclassification; Fairness of the Reclassification; Board Recommendation,” “PROPOSAL 1: AMENDMENT TO OUR ARTICLES OF INCORPORATION AND RECLASSIFICATION - Our Position as to the Fairness of the Reclassification,” and “PROPOSAL 1: AMENDMENT TO OUR ARTICLES OF INCORPORATION AND RECLASSIFICATION - Purpose and Structure of the Reclassification” is hereby incorporated herein by reference.

(d)           The information set forth in the proxy statement under the captions “PROPOSAL 1: AMENDMENT TO OUR ARTICLES OF INCORPORATION AND RECLASSIFICATION - Background of the Reclassification,” “PROPOSAL 1: AMENDMENT TO OUR ARTICLES OF INCORPORATION AND RECLASSIFICATION - Effects of the Reclassification on the Company,” “PROPOSAL 1: AMENDMENT TO OUR ARTICLES OF INCORPORATION AND RECLASSIFICATION - Effects of the Reclassification on Shareholders of the Company,” “PROPOSAL 1: AMENDMENT TO OUR ARTICLES OF INCORPORATION AND RECLASSIFICATION - Plans or Proposals,” and “PROPOSAL 1: AMENDMENT TO OUR ARTICLES OF INCORPORATION AND RECLASSIFICATION - Material Federal Income Tax Consequences of the Reclassification” is hereby incorporated herein by reference.

Item 8.	Fairness of the Transaction

Regulation M-A 1014

(a)-(b)     The information set forth in the proxy statement under the captions “PROPOSAL 1: AMENDMENT TO OUR ARTICLES OF INCORPORATION AND RECLASSIFICATION - Background of the Reclassification,” “PROPOSAL 1: AMENDMENT TO OUR ARTICLES OF INCORPORATION AND RECLASSIFICATION - Reasons for the Reclassification; Fairness of the Reclassification; Board Recommendation,” “PROPOSAL 1: AMENDMENT TO OUR ARTICLES OF INCORPORATION AND RECLASSIFICATION - Our Position as to the Fairness of the Reclassification” and “PROPOSAL 1: AMENDMENT TO OUR ARTICLES OF INCORPORATION AND RECLASSIFICATION - Opinion of Financial Advisor” is hereby incorporated herein by reference.

(c)           The information set forth in the proxy statement under the captions “PROPOSAL 1: AMENDMENT TO OUR ARTICLES OF INCORPORATION AND RECLASSIFICATION - Overview of the Reclassification,” “PROPOSAL 1: AMENDMENT TO OUR ARTICLES OF INCORPORATION AND RECLASSIFICATION - Background of the Reclassification,” “PROPOSAL 1: AMENDMENT TO OUR ARTICLES OF INCORPORATION AND RECLASSIFICATION - Reasons for the Reclassification; Fairness of the Reclassification; Board Recommendation,” and “PROPOSAL 1: AMENDMENT TO OUR ARTICLES OF INCORPORATION AND RECLASSIFICATION - Our Position as to the Fairness of the Reclassification” is hereby incorporated herein by reference.

(d)           The information set forth in the proxy statement under the captions “PROPOSAL 1: AMENDMENT TO OUR ARTICLES OF INCORPORATION AND RECLASSIFICATION - Overview of the Reclassification,” “PROPOSAL 1: AMENDMENT TO OUR ARTICLES OF INCORPORATION AND RECLASSIFICATION - Background of the Reclassification,” “PROPOSAL 1: AMENDMENT TO OUR ARTICLES OF INCORPORATION AND RECLASSIFICATION - Reasons for the Reclassification; Fairness of the Reclassification; Board Recommendation,” and “PROPOSAL 1: AMENDMENT TO OUR ARTICLES OF INCORPORATION AND RECLASSIFICATION - Our Position as to the Fairness of the Reclassification” is hereby incorporated herein by reference.

(e)            The information set forth in the proxy statement under the captions “PROPOSAL 1: AMENDMENT TO OUR ARTICLES OF INCORPORATION AND RECLASSIFICATION - Overview of the Reclassification,” “PROPOSAL 1: AMENDMENT TO OUR ARTICLES OF INCORPORATION AND RECLASSIFICATION - Background of the Reclassification,” “PROPOSAL 1: AMENDMENT TO OUR ARTICLES OF INCORPORATION AND RECLASSIFICATION - Reasons for the Reclassification; Fairness of the Reclassification; Board Recommendation,” and “PROPOSAL 1: AMENDMENT TO OUR ARTICLES OF INCORPORATION AND RECLASSIFICATION - Our Position as to the Fairness of the Reclassification” is hereby incorporated herein by reference.

(f)            The information set forth in the proxy statement under the captions “PROPOSAL 1: AMENDMENT TO OUR ARTICLES OF INCORPORATION AND RECLASSIFICATION - Overview of the Reclassification,” “PROPOSAL 1: AMENDMENT TO OUR ARTICLES OF INCORPORATION AND RECLASSIFICATION - Background of the Reclassification,” “PROPOSAL 1: AMENDMENT TO OUR ARTICLES OF INCORPORATION AND RECLASSIFICATION - Reasons for the Reclassification; Fairness of the Reclassification; Board Recommendation,” and “PROPOSAL 1: AMENDMENT TO OUR ARTICLES OF INCORPORATION AND RECLASSIFICATION - Our Position as to the Fairness of the Reclassification” is hereby incorporated herein by reference.

Item 9.	Reports, Opinions, Appraisals and Negotiations

Regulation M-A Item 1015

(a)           The information set forth in the proxy statement under the captions “PROPOSAL 1: AMENDMENT TO OUR ARTICLES OF INCORPORATION AND RECLASSIFICATION - Overview of the Reclassification,” “PROPOSAL 1: AMENDMENT TO OUR ARTICLES OF INCORPORATION AND RECLASSIFICATION - Background of the Reclassification,” “PROPOSAL 1: AMENDMENT TO OUR ARTICLES OF INCORPORATION AND RECLASSIFICATION - Reasons for the Reclassification; Fairness of the Reclassification; Board Recommendation,” “PROPOSAL 1: AMENDMENT TO OUR ARTICLES OF INCORPORATION AND RECLASSIFICATION - Our Position as to the Fairness of the Reclassification,” and “PROPOSAL 1: AMENDMENT TO OUR ARTICLES OF INCORPORATION AND RECLASSIFICATION - Opinion of Financial Advisor” is hereby incorporated herein by reference.

(b)           The information set forth in the proxy statement under the caption “PROPOSAL 1: AMENDMENT TO OUR ARTICLES OF INCORPORATION AND RECLASSIFICATION - Opinion of Financial Advisor” is hereby incorporated herein by reference.

(c)           The written opinion dated January 29, 2016 delivered to the subject company’s board of directors by Equity Research Services, Inc. (“Equity Research Services”) will be made available for inspection and copying at the principal executive offices of the subject company at 145 North Renfro Street, Mount Airy, North Carolina 27030 during the company’s regular business hours by any interested shareholder of the company or representative who has been so designated in writing. A copy of Equity Research Services’ written opinion will be mailed by the company to any interested shareholder or representative who has been so designated in writing upon written request to the company and at the expense of the requesting stockholder. In addition, the information set forth in the proxy statement under the caption “PROPOSAL 1: AMENDMENT TO OUR ARTICLES OF INCORPORATION AND RECLASSIFICATION - Opinion of Financial Advisor” as well as Appendix B to the proxy statement titled “Opinion of Financial Advisor,” is incorporated herein by reference.

Item 10.	Source and Amounts of Funds or Other Consideration

Regulation M-A Item 1007

(a)           The information set forth in the proxy statement under the captions “QUESTIONS AND ANSWERS ABOUT AND SUMMARY TERMS OF THE RECLASSIFICATION,” “PROPOSAL 1: AMENDMENT TO OUR ARTICLES OF INCORPORATION AND RECLASSIFICATION - Background of the Reclassification,” “PROPOSAL 1: AMENDMENT TO OUR ARTICLES OF INCORPORATION AND RECLASSIFICATION - Financing of the Reclassification,” and “PROPOSAL 1: AMENDMENT TO OUR ARTICLES OF INCORPORATION AND RECLASSIFICATION - Fees and Expenses” is hereby incorporated herein by reference.

(b)           Not applicable.

(c)           The information set forth in the proxy statement under the caption “PROPOSAL 1: AMENDMENT TO OUR ARTICLES OF INCORPORATION AND RECLASSIFICATION - Fees and Expenses” is hereby incorporated herein by reference.

(d)           Not applicable.

Item 11.	Interest in Securities of the Subject Company

Regulation M-A Item 1008

(a)             The information set forth in the proxy statement under the captions “PROPOSAL 1: AMENDMENT TO OUR ARTICLES OF INCORPORATION AND RECLASSIFICATION - Background of the Reclassification,” “PROPOSAL 1: AMENDMENT TO OUR ARTICLES OF INCORPORATION AND RECLASSIFICATION - Financing of the Reclassification,” “PROPOSAL 1: AMENDMENT TO OUR ARTICLES OF INCORPORATION AND RECLASSIFICATION - Fees and Expenses,” and “BENEFICIAL OWNERSHIP OF SECURITIES” is hereby incorporated herein by reference.

(b)            The information set forth in the proxy statement under the caption “DESCRIPTION OF CAPITAL STOCK - Transactions Involving Our Securities” is hereby incorporated by reference.”

Item 12.	The Solicitation or Recommendation

Regulation M-A Item 1012

(d)           The information set forth in the proxy statement under the captions “QUESTIONS AND ANSWERS ABOUT AND SUMMARY TERMS OF THE RECLASSIFICATION,” “PROPOSAL 1: AMENDMENT TO OUR ARTICLES OF INCORPORATION AND RECLASSIFICATION - Background of the Reclassification,” “PROPOSAL 1: AMENDMENT TO OUR ARTICLES OF INCORPORATION AND RECLASSIFICATION - Reasons for the Reclassification; Fairness of the Reclassification; Board Recommendation,” “PROPOSAL 1: AMENDMENT TO OUR ARTICLES OF INCORPORATION AND RECLASSIFICATION - Our Position as to the Fairness of the Reclassification,” and “PROPOSAL 1: AMENDMENT TO OUR ARTICLES OF INCORPORATION AND RECLASSIFICATION - Interests of Certain Persons in the Reclassification” is hereby incorporated herein by reference.

(e)           The information set forth in the proxy statement under the captions “PROPOSAL 1: AMENDMENT TO OUR ARTICLES OF INCORPORATION AND RECLASSIFICATION - Background of the Reclassification,” “PROPOSAL 1: AMENDMENT TO OUR ARTICLES OF INCORPORATION AND RECLASSIFICATION - Reasons for the Reclassification; Fairness of the Reclassification; Board Recommendation,” and “PROPOSAL 1: AMENDMENT TO OUR ARTICLES OF INCORPORATION AND RECLASSIFICATION - Our Position as to the Fairness of the Reclassification” is hereby incorporated herein by reference.

Item 13.	Financial Information

Regulation M-A Item 1010

(a)           The audited financial statements set forth in the subject company’s Annual Report on Form 10-K for the year ended December 31, 2015, and the information set forth in the proxy statement under the captions “FINANCIAL INFORMATION ABOUT THE COMPANY,” and “WHERE YOU CAN FIND MORE INFORMATION” is hereby incorporated herein by reference.

(b)           The information set forth in the proxy statement under the caption “FINANCIAL INFORMATION ABOUT THE COMPANY” is hereby incorporated herein by reference.

Item 14.	Persons/Assets, Retained, Employed, Compensated or Used

Regulation M-A Item 1009

(a)-(b)     The information set forth in the proxy statement under the caption “QUESTIONS AND ANSWERS ABOUT THE ANNUAL MEETING” is hereby incorporated by reference.

Item 15.	Additional Information

Regulation M-A Item 1011

(b)           The proposed Rule 13e-3 transaction will not trigger any additional payment to any named executive officer of the filing person.

(c)           The information set forth in the proxy statement, including all appendices attached thereto, is hereby incorporated herein by reference.

Item 16.	Exhibits

Regulation M-A Item 1016

(a)	Shareholder Letters, Notice of Special Meeting and Preliminary Proxy Statement, together with the proxy card.*

(b)	Not applicable.

(c)	Opinion of Financial Advisor dated January 29, 2016.*

(d)	Not applicable.

(f)	Not applicable.

(g)	Not applicable.

*Incorporated by reference to the Company’s Schedule 14A, filed with the SEC on March 17, 2016.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of March 17, 2016

SURREY BANCORP

	By:	/s/ Edward C. Ashby, III
Name: Edward C. Ashby, III
Title: President and Chief Executive Officer

EXHIBIT INDEX

(a)	Shareholder Letters, Notice of Special Meeting and Preliminary Proxy Statement, together with the proxy card.*

(b)	Not applicable.

(c)	Opinion of Financial Advisor dated January 29, 2016.*

(d)	Not applicable.

(f)	Not applicable.

(g)	Not applicable.

*Incorporated by reference to the Company’s Schedule 14A, filed with the SEC on March 17, 2016.